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                                                                 Exhibit (e)(6)

                           INDEMNIFICATION AGREEMENT

June 17, 2002

The Genesee Company
The Fortress Group, Inc.
1650 Tysons Boulevard
Suite 600
McLean, VA 22102

Dear Sirs:

This Indemnification Agreement is being written to induce Lennar Corporation and FG Acquisition Corporation to enter into, and carry out the transactions contemplated by, a Securities Purchase Agreement dated June 17, 2002 among FG Acquisition Corporation, Lennar Corporation, Prometheus Home Builders LLC and Robert Short and a Plan and Agreement of Merger dated June 17, 2002 among The Fortress Group, Inc., Lennar Corporation and FG Acquisition Corporation.

GCH, Inc. ("Custom"), which formerly was named Genessee Custom Homes, Inc., purchased from The Genessee Company (the "Company") certain assets making up the Company's custom home division under the terms of an Asset Purchase Agreement (the "Asset Purchase Agreement") dated July 1, 1996, between the Company and Custom.

The Genesee Company ("Company") is a defendant in two lawsuits (the "Lawsuits") in the Colorado state courts captioned Chad and Kristin Brown v. The Genesee Company (the "Brown Case") and Keith and Lynda Webb v. The Genesee Company (the "Webb Case"), relating, among other things, to alleged defects in the construction of homes purchased from Custom.

The residence that is the subject of the Brown Case was constructed by the Company prior to July 1, 1996 and purchased by Custom from Genesee under the terms of the Asset Purchase Agreement. The residence that is the subject of the Webb Case was constructed by Custom on an unimproved lot purchased by Custom from Genesee under the Asset Purchase Agreement.

At the present time, insurers for the Company and Custom are providing counsel for the Brown Case and the Webb Case, but have provided notices that the claims may not be covered by insurance. A tentative agreement has been reached with plaintiff's counsel in the Webb Case to dismiss the Company, without prejudice, upon the Company's execution of a tolling agreement.

Under Section 4.3 of the Asset Purchase Agreement, Custom agreed to be responsible for "all warranty claims arising out of custom homes finished and delivered since January 1, 1996." Although Section 4.3 of the Asset Purchase Agreement is not applicable to the Webb Case and may, or may not, be applicable to the claims in the Brown Case, Lennar Corporation and FG Acquisition Corporation have requested that Custom accept responsibility, as between the Company and Custom, for the Lawsuits.

As the builder and seller of the residence in the Webb Case, Custom acknowledges that it is solely responsible, as between the Company and Custom, for the defense costs and payment of any successful claims in the Webb Case. Furthermore, as the seller of the residence in the Brown Case, Custom acknowledges that (notwithstanding the limitations of Section 4.3 of the Asset Purchase Agreement), it will be responsible, as between the Company and Custom, for the defense costs and payment of any successful claims in the Brown Case. In connection therewith, Custom agrees as follows:
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1.   If the Company, or any of The Fortress Group, Inc. or any of its
subsidiaries (each a "Fortress Company") which is, or becomes, a defendant in either of both of the Lawsuits, seeks to have either of the Lawsuits dismissed as to it on the ground that Custom is responsible for any liability relating to defects in the home which is the subject of the Lawsuit, (i) Custom will acknowledge, in such form as counsel for Company or the Fortress Company may reasonably request, that, if there are any defects in the home which is the subject of the Lawsuit for which the plaintiff is entitled to recover damages, as among Custom, Company and the other Fortress Companies, Custom is responsible for any costs or liabilities relating to that defect and (ii) if Custom is not already a defendant in the Lawsuit, Custom will permit itself to be substituted for Company and any other Fortress Companies which are defendants in the Lawsuit.

2. Custom will indemnify Company and each other Fortress Company against, and will hold each of them harmless from, any costs, expenses or liabilities (including legal fees) which Company or any other Fortress Company may incur because of, or in defending, either of the Lawsuits.

Nothing in this letter shall prejudice the rights of or affect, in any way, any insurance carrier providing coverage in either the Brown Case or the Webb Case. In addition, Custom's indemnification obligations will only arise to the extent the costs of defense and the claims are not covered by insurance.

As a condition to Custom's indemnification obligations in this letter, the Company shall: (a) execute a tolling agreement in the Webb Case and such other documents as reasonably are required to cause the plaintiff to dismiss the Company from the Lawsuit, and (b) cooperate with Custom as reasonably requested in defense of the Brown Case and the Webb Case.

                               Very truly yours,

                               GCH, INC. (formerly Genesee Custom Homes,
                                Inc.), a Colorado corporation

                               By: /s/ Robert R. Short
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                                   Robert R. Short, President